UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Charles R. Manzoni, Jr.
General Counsel
FAF Advisors
U.S. Bancorp Center
800 Nicollet Mall
BC-MN-H05F
Minneapolis, MN 55402

Re: Mount Vernon Securities Lending Trust, Inc.—Mount Vernon Securities Lending Prime Portfolio (File No. 811-21824)

Dear Mr. Manzoni:

Based on the facts and representations contained in your October 16, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Mount Vernon Securities Lending Trust, Inc.—Mount Vernon Securities Lending Prime Portfolio (the "Fund") and U.S. Bancorp. (the "Affiliate") under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Affiliate purchases from the Fund any of the securities in the Fund's portfolio as of the date of your letter that are Eligible Securities, as defined in rule 2a-7 under the Act, at the amortized cost (including any accrued and unpaid interest) of each purchased security.[1] The relief provided herein is limited to transactions executed during the 60 day period from the date of your letter and to securities the market value of which at the time of purchase is equal to or less than their amortized cost value.

Mount Vernon Securities Lending Trust, Inc. is an open-end management investment company registered under the Investment Company Act of 1940. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation for valuing its portfolio securities. The Affiliate is an affiliated person, as defined in Section 2(a)(3) of the Investment Company Act of 1940, of the Fund's investment adviser, FAF Advisors, Inc.

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1 This letter confirms oral no-action relief provided by Fran Pollack-Matz of the Division to Charles Manzoni, General Counsel of FAF Advisors, Inc., on October 16, 2008.

[redacted]

FAF ADVISORS

800 Nicollet Mall
Minneapolis, MN 55402

October 16, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

I am writing on behalf of Mount Vernon Securities Lending Trust, Inc. (the "Trust") with respect to the series of the Trust designated as the Mount Vernon Securities Lending Prime Portfolio (the "Fund") and U.S. Bancorp ("Holding Company"), an affiliate of the Fund's investment advisor, FAF Advisors, Inc. (the "Adviser"). The Adviser is an indirect wholly-owed subsidiary of Holding Company. We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940, as amended, or the rules thereunder (the "1940 Act"), if the Fund and the Holding Company or any of its subsidiaries (each, a "Purchaser") enter into transactions as described below.

The Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $ 1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. This request for relief relates to each of the Funds' portfolio securities that constitutes an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act held by the Fund on October 16, 2008 (each a "Security" and collectively the "Securities").

Due to current market conditions, the Fund has been met with extraordinary shareholder redemptions. We anticipate that redemption requests may accelerate in upcoming days. In order to meet such redemptions under current market conditions, the Fund may need to liquidate portfolio securities, such as the Securities, at disadvantageous market prices not reflecting their full value were they held to maturity. Accordingly, the Adviser believes, and based on information provided by the Adviser, the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market in such a manner. However, subject to obtaining the no-action assurance requested in this letter, a Purchaser is prepared to purchase certain of the Securities from the Fund for cash at each Security's amortized cost (including accrued and unpaid interest) to the extent necessary to allow the Fund to pay redemption proceeds. The Securities to be purchased by a Purchaser from the Fund shall be determined by the Adviser depending on then-current market condition and redemption needs. Such determinations shall be made consistent with the Adviser's fiduciary duty to the Fund, and in the best interests of the Fund's shareholders. The Trust's Board of Trustees has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, and each Purchaser will be an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Securities by a Purchaser under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Securities from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Securities continue to constitute Eligible Securities.

The Trust and the Adviser believe that it would be in the best interest of the Fund's shareholders if a Purchaser is allowed to purchase the Securities from the Fund as described above. On behalf of the Trust, the Adviser and each potential Purchaser, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust, the Adviser or such Purchaser under Section 17(a) of the 1940 Act, or the rules thereunder, if such Purchaser purchases the Securities from the Fund at their amortized cost (including accrued and unpaid interest) within the sixty day period following the date hereof.

If you have any questions or other communications concerning this matter, please call the undersigned at 612-303-4241 or Kathleen Prudhomme at 612-303-33738

Sincerely,

Charles R. Manzoni, Jr.

Cc: Ms. Dalia Blass

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